

June 9, 2022

Tracey Travis
Executive Vice President and Chief Financial Officer
ESTEE LAUDER COMPANIES INC
767 Fifth Avenue
New York, New York 10153

> **Re: ESTEE LAUDER COMPANIES INC**
> **Form 10-K for the Year Ended June 30, 2021**
> **Response dated May 25, 2022**
> **File No. 001-14064**

Dear Ms. Travis:

We have reviewed your May 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2022 letter.

Form 10-K for the Year Ended June 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note your response to comment 1. Your response indicates that changes in net sales from fiscal 2020 to fiscal 2021 were attributable to changes in volumes and new products. Please correspondingly clarify in your disclosures that the increases in net sales are due to increases in volumes and new products as well as quantify the extent to which each of these factors contributed to increases. Please also confirm, if true, that pricing did not materially impact net sales. Your response also includes excerpts from your current disclosures, including that "reported net sales increased in fiscal 2021, primarily due to higher net sales in skin care, fragrance and hair care, as well as growth in our Asia/Pacific and Europe, the Middle East & Africa regions." It is again not clear whether these net

sales increases are due to changes in pricing, changes in volume, or the introduction of new products. Refer to Item 303(b)(2)(iii) of Regulation S-K and further expand your disclosures, as appropriate.

 You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences